SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 8)*


                           Tengtu International Corp.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    88033T102
                    ----------------------------------------
                                 (CUSIP Number)


                                 William Ballard
                                    President
                           Orion Capital Incorporated
                             293 King St W 2nd Floor
                         Toronto, Ontario M5V 1J5 Canada
                            Telephone: (416) 323-2724
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                               Page 1 of 5 Pages

CUSIP No.:  88033T102
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Orion Capital Incorporated
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              8    SHARED VOTING POWER   -  3,651,204
     OWNED BY                ---------------------------------------------------
       EACH                  9    SOLE DISPOSITIVE POWER
    REPORTING                ---------------------------------------------------
   PERSON WITH               10   SHARED DISPOSITIVE POWER  -  3,651,204
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,651,204
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [X] (1)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) Orion Capital Incorporated is also the holder of 70,000 shares of common stock of Tengtu International Corp. pledged to it as security for a loan to a former officer and director of Tengtu International Corp., who is the record and beneficial owner of the shares. Orion Capital Incorporated and Mr. William Ballard disclaim beneficial ownership of these shares.

                               Page 2 of 5 Pages

CUSIP No.:  88033T102
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William Ballard
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              8    SHARED VOTING POWER   -  3,651,204
     OWNED BY                ---------------------------------------------------
       EACH                  9    SOLE DISPOSITIVE POWER
    REPORTING                ---------------------------------------------------
   PERSON WITH               10   SHARED DISPOSITIVE POWER  -  3,651,204
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,651,204
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [X] (1)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 3 of 5 Pages

         This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Tengtu International Corp., a Delaware corporation (the "Company"). This Amendment No. 8 amends and restates in its entirety only Item 5 of the Schedule 13D originally filed by Orion Capital Incorporated ("Orion") and Mr. William Ballard ("Mr. Ballard", and together with Orion, the "Filers"), last amended by Amendment No. 7 thereto filed on November 17, 2006.

Item 5.  Interest in Securities of the Issuer.

         (a) See Items (11) through (13) of the cover page for each Filer, which information is given as of February 12, 2007. The percentage ownership of each Filer is based on the 109,678,743 shares of Common Stock outstanding as of May 13, 2005, as represented by the Company on its Schedule 14A filed with the Securities and Exchange Commission on June 6, 2005.

                  The 3,651,204 shares of Common Stock to which Amendment No. 8 relates includes (i) 20,834 shares of Common Stock; and (ii) 363,037 shares of the Company's Series A Convertible Preferred Stock, convertible into 3,630,370 shares of Common Stock. All of the shares of Common Stock and the shares of preferred stock reported herein are owned directly and of record by Orion. Mr. Ballard disclaims beneficial ownership of all such securities.

                  Orion is also the holder of 70,000 shares of Common Stock pledged to it as security for a loan to a former officer and director of the Company (the "Pledged Shares"), who is the record and beneficial owner of the Pledged Shares. Both Orion and Mr. Ballard disclaim beneficial ownership as to the Pledged Shares.

                  Except as described above, neither Orion nor Mr. Ballard beneficially owns any shares of Common Stock or securities convertible into shares of Common Stock.

         (b) See Items (7) through (10) on the cover page for each Filer, and Item 5(a) above. Mr. Ballard and Orion share with each other the power to vote or direct the vote of and to dispose of or direct the disposition of the shares of Common Stock held by Orion.

        (c) On February 12, 2007, warrants to purchase 1,815,185 shares of Common Stock at a price of $0.60 per share, which warrants were acquired by Orion from the Company on April 19, 2005, and warrants to purchase 3,630,370 shares of Common Stock at a price of $0.40 per share, which warrants were acquired by Orion from the Company on April 19, 2005, expired. The Filers did not effect any other transactions in the Common Stock within the 60 days prior to the filing of this Amendment No. 8.

         (d)      Not applicable.

         (e) Each Filer ceased to be the beneficial owner of more than 5% of the Common Stock on February 12, 2007.

                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2007

Orion Capital Incorporated

By: /s/ WILLIAM BALLARD
    --------------------------------
    William Ballard, President


/s/ WILLIAM BALLARD
------------------------------------
William Ballard




                               Page 5 of 5 Pages